Exhibit 99.3

BAYTEX ENERGY CORP.
Annual and Special Meeting of Shareholders
held on May 14, 2013
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations
This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 14, 2013 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular - Proxy Statement of Baytex dated April 1, 2013 (the "Information Circular").
An aggregate of 65,782,793 common shares of Baytex (being 53.54% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by way of show of hands, except for matters #2, #4 and #5 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex to be elected at the Meeting at eight.

Votes For		Votes Against
#	%	#	%
57,270,895	99.3	386,631	0.7

2.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	51,589,536	89.4	6,086,850	10.6
John A. Brussa	39,898,289	69.2	17,778,097	30.8
Raymond T. Chan	48,028,066	83.3	9,647,420	16.7
Edward Chwyl	51,828,571	89.9	5,846,915	10.1
Naveen Dargan	51,819,473	89.9	5,856,913	10.1
R.E.T. (Rusty) Goepel	57,411,510	99.5	264,876	0.5
Gregory K. Melchin	57,414,295	99.5	262,091	0.5
Dale O. Shwed	50,014,976	86.7	7,661,410	13.3

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
65,437,945	99.5	325,976	0.5

4.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Withheld
#	%	#	%
45,041,219	78.1	12,635,163	21.9

5.	Approval of the unallocated share awards under Baytex's Share Award Incentive Plan for an additional three-year period (to May 14, 2016).

Votes For		Votes Withheld
#	%	#	%
51,373,712	89.1	6,302,593	10.9